Exhibit 99.3

NOTICE AND ACCESS NOTIFICATION

TO SHAREHOLDERS OF HIGH TIDE INC.

Meeting Date and Time: Tuesday, August 11, 2026 at 10:00am (Calgary Time)

Location: www.AGMCMeeting.com

You are receiving this notice as High Tide Inc. (the "Corporation") has elected to use the notice-and-access model for delivery of meeting materials to its registered and non-registered shareholders ("shareholders"). Under notice-and-access, shareholders receive a form of proxy or voting instruction form enabling them to vote at the Corporation's Annual General Meeting (the "Meeting"). However, instead of receiving a paper copy of the Management Information Circular (the "Circular") and Notice of Meeting (together the "meeting materials"), shareholders receive this notice with information on how they may access the meeting materials electronically. Shareholders should follow the instructions below to view the meeting materials on the internet. This communication presents only an overview of the more complete meeting materials that are available to shareholders on the internet.

MATTERS TO BE VOTED UPON AT THE MEETING

The matters to be considered at the Meeting are listed below, as further described in the “Particulars of Matters to be Acted Upon” section in the Circular:

1.	To receive the audited annual financial statements of the Corporation as at and for the year ended October 31, 2025, together with the report of the auditor thereon;

2.	To reappoint Davidson & Company LLP as auditor of the Company for the ensuing year and to authorize the board of directors of the Company (the “Board”) to fix the auditor’s remineration;

3.	To fix the number of directors at five;

4.	To elect directors of the Company for the ensuing year, as more particularly set forth in the accompanying proxy and management information circular for the Meeting (the “Information Circular”);

5.	To ratify, confirm, and approve the amended and restated shareholder rights plan adopted by the Board on June 26, 2026 (the “Amended and restated Shareholder Rights Plan”);

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

HOW TO ACCESS THE MATERIALS ONLINE

The meeting materials can be found under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and at http://www.agmconnect.com/current-meetings/hiti2026 and www.hightideinc.com/invest. Shareholders are reminded to review the meeting materials prior to voting.

HOW TO OBTAIN PAPER COPIES OF THE PROXY MATERIALS

Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by July 30, 2026 in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedarplus.ca.

For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact AGM Connect by email to support@agmconnect.com or by phone toll-free at 1.855.839.3715.

VOTING

To vote your securities, please refer to the instructions on your enclosed Proxy or Voting Instruction Form (“VIF”). Your Proxy or VIF must be received no later than August 7, 2026 at 10:00am (Calgary Time).

VOTING METHODS
INTERNET	Go to www.agmcvote.com and enter your 12-digit control number.
EMAIL	voteproxy@agmconnect.com
MAIL	AGM Connect, 1800-372 Bay Street, Toronto, ON M5H 2W9

SHAREHOLDERS WITH QUESTIONS ABOUT NOTICE-AND-ACCESS CAN CALL AGM CONNECT TOLL-FREE AT 1-855-839-3715